FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X             Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No  X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 July 2012.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 2 July 2012.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 July 2012.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 July 2012.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 July 2012.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 July 2012.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 July 2012.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 July 2012.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 July 2012.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 July 2012.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 July 2012.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 July 2012.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 July 2012.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 July 2012.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 July 2012.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 July 2012.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 July 2012.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 July 2012.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 July 2012.

20.	Press release entitled, “Notice of Results”, dated 25 July 2012

21.	Press release entitled, “Second Quarter Results 2012 – Part 1 of 2”, dated 26 July 2012.
.
22.	Press release entitled, “Development of Pipeline Second Quarter Results 2012 – Part 2 of 2”, dated 26 July 2012.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 July 2012.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 July 2012.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 July 2012.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 31 July 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 August 2012	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 466,550 ordinary shares of AstraZeneca PLC at a price of 2856 pence per share on 29 June 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,258,549,578.

A C N Kemp
Company Secretary
2 July 2012

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 June 2012 the issued share capital of AstraZeneca PLC with voting rights is 1,258,683,804 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,258,683,804.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

2 July 2012

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 466,254 ordinary shares of AstraZeneca PLC at a price of 2858 pence per share on 2 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,258,217,550.

A C N Kemp
Company Secretary
3 July 2012

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 455,854 ordinary shares of AstraZeneca PLC at a price of 2921 pence per share on 3 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,257,867,449.

A C N Kemp
Company Secretary
4 July 2012

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 455,756 ordinary shares of AstraZeneca PLC at a price of 2922 pence per share on 4 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,257,549,118.

A C N Kemp
Company Secretary
5 July 2012

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 453,385 ordinary shares of AstraZeneca PLC at a price of 2937 pence per share on 5 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,257,111,093.

A C N Kemp
Company Secretary
6 July 2012

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 457,540 ordinary shares of AstraZeneca PLC at a price of 2913 pence per share on 6 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,256,703,573.

A C N Kemp
Company Secretary
9 July 2012

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 456,807 ordinary shares of AstraZeneca PLC at a price of 2917 pence per share on 9 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,256,263,910.

A C N Kemp
Company Secretary
10 July 2012

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 457,568 ordinary shares of AstraZeneca PLC at a price of 2913 pence per share on 10 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,255,838,437.

A C N Kemp
Company Secretary
11 July 2012

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 456,020 ordinary shares of AstraZeneca PLC at a price of 2923 pence per share on 11 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,255,420,912.

A C N Kemp
Company Secretary
12 July 2012

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 459,257 ordinary shares of AstraZeneca PLC at a price of 2903 pence per share on 12 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,255,002,350.

A C N Kemp
Company Secretary
13 July 2012

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 455,136 ordinary shares of AstraZeneca PLC at a price of 2928 pence per share on 13 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,254,556,459.

A C N Kemp
Company Secretary
16 July 2012

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 453,770 ordinary shares of AstraZeneca PLC at a price of 2937 pence per share on 16 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,254,155,338.

A C N Kemp
Company Secretary
17 July 2012

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 452,104 ordinary shares of AstraZeneca PLC at a price of 2948 pence per share on 17 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,253,787,147.

A C N Kemp
Company Secretary
18 July 2012

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 448,508 ordinary shares of AstraZeneca PLC at a price of 2970 pence per share on 18 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,253,439,581.

A C N Kemp
Company Secretary
19 July 2012

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 444,989 ordinary shares of AstraZeneca PLC at a price of 2993 pence per share on 19 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,253,118,104.

A C N Kemp
Company Secretary
20 July 2012

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 445,856 ordinary shares of AstraZeneca PLC at a price of 2987 pence per share on 20 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,252,863,435.

A C N Kemp
Company Secretary
23 July 2012

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 450,994 ordinary shares of AstraZeneca PLC at a price of 2955 pence per share on 23 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,252,467,021.

A C N Kemp
Company Secretary
24 July 2012

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 453,386 ordinary shares of AstraZeneca PLC at a price of 2940 pence per share on 24 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,252,036,669.

A C N Kemp
Company Secretary
25 July 2012

Item 20

AstraZeneca Second Quarter & Half Year Results 2012

Tomorrow, Thursday, 26 July 2012, AstraZeneca will release second quarter and half year results 2012 at 07:00bst.

An analysts presentation of the second quarter and half year results will take place at 12:00bst and will be accessible by a choice of two routes:

1)	Audio webcast available at http://www.astrazeneca.com/investors and http://info.astrazenecaevents.com. You will be able to email questions to the presenters during the Q&A session.

2)	Teleconference with Q&A.

Dial in numbers:

UK freephone:  0800 694 1630
USA freephone:  1 877 340 3305
Swedish freephone: 0200 883 188
International: +44 1452 554 265
UK Local Call backup: 0844 338 7473

Conference ID: 98298691

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/investors) 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca website http://www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

Item 21

AstraZeneca PLC

SECOND QUARTER AND HALF YEAR RESULTS 2012

London, 26 July 2012

As expected, generic competition and challenging market conditions reflected in lower second quarter revenues.  Progress made on execution of long-term priorities, with the on-market portfolio and the pipeline strengthened through recent business development initiatives. Financial targets for full year unchanged.

Revenue for the second quarter was $6,660 million, down 18 percent at constant exchange rates (CER).

-Loss of exclusivity on several key brands accounted for 15 percentage points of the revenue decline. Resilient performance for Crestor.  Strong growth continued for ONGLYZATM, Iressa and Faslodex.

-As expected, further limitations in the supply chain at our plant in Sweden continued into the second quarter; the estimated impact on second quarter revenue was around 2 percent.  The Company estimates the impact for the full year will be around 1 percent of revenue.

-Emerging Markets revenue increased by 1 percent at CER.  Supply chain issues impacted Emerging Markets revenue; adjusted for this, revenue growth would have been around 8 percent.

Core EPS was $1.53 in the second quarter, a 6 percent decline at CER.

-Core EPS benefited by $240 million ($0.19 per share) due to the tax settlement of a cross border transfer pricing issue.  The effective tax rate for the full year is now estimated to be around 20 percent.

Reported EPS in the second quarter was down 11 percent at CER to $1.27.

Diabetes alliance will expand through Bristol-Myers Squibb’s acquisition of Amylin Pharmaceuticals.

The Board has recommended a first interim dividend of $0.90.  Net share repurchases were $1.6 billion in the first half; target for full year remains $4.5 billion, subject to market conditions and business needs.

Core EPS target range for the full year maintained at $5.85 to $6.15.

Financial Summary

Group	2nd Quarter 2012 $m	2nd Quarter 2011 $m	Actual %	CER %	Half Year 2012 $m	Half Year 2011 $m	Actual %	CER %
Revenue	6,660	8,430	-21	-18	14,009	16,722	-16	-15
Reported
Operating Profit	1,868	2,965	-37	-32	4,028	6,366	-37	-35
Profit before Tax	1,763	2,858	-38	-33	3,816	6,146	-38	-36
Earnings per Share	$1.27	$1.53	-17	-11	$2.55	$3.61	-29	-27
Core*
Operating Profit	2,269	3,322	-32	-27	5,266	7,000	-25	-23
Profit before Tax	2,164	3,215	-33	-28	5,054	6,780	-25	-23
Earnings per Share	$1.53	$1.73	-12	-6	$3.34	$3.96	-16	-13

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2012 is based.  See pages 2 & 4 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

Simon Lowth, Interim Chief Executive Officer, commenting on the results, said: “As we expected, the loss of exclusivity on some key brands and tough market conditions have resulted in a decline in revenue and earnings in the second quarter. Despite these challenges, we are on track to achieve our financial targets for the full year.

“The results in the first half of the year reflect the resilience of several of our brands and the benefits of disciplined cost management. Building on the collaboration with Amgen and the acquisition of Ardea, we continued to bolster our pipeline and portfolio through an exciting opportunity to expand our diabetes alliance with Bristol-Myers Squibb.

“Our long-term priorities remain unchanged. We are driving the performance of brands that retain exclusivity,

investing in markets with long-term potential, reshaping the cost base for sustainable competitiveness and continuing to drive for productivity on our investments in innovation, whether internally or externally sourced.”

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 84 of our Annual Report and Form 20-F Information 2011.

Second Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Core 2011	Actual %	CER %
Revenue	6,660	-	-	-	-	6,660	8,430	(21)	(18)
Cost of Sales	(1,346)	6	-	-	-	(1,340)	(1,462)
Gross Profit	5,314	6	-	-	-	5,320	6,968	(24)	(20)
% sales	79.8%					79.9%	82.7%	-2.8	-1.9
Distribution	(75)	-	-	-	-	(75)	(88)	(15)	(10)
% sales	1.1%					1.1%	1.0%	-0.1	-0.1
R&D	(1,189)	136	-	-	-	(1,053)	(1,119)	(6)	(4)
% sales	17.9%					15.8%	13.3%	-2.5	-2.4
SG&A	(2,350)	63	116	-	66	(2,105)	(2,627)	(20)	(18)
% sales	35.3%					31.6%	31.2%	-0.4	-0.4
Other Income	168	-	14	-	-	182	188	(3)	-
% sales	2.5%					2.7%	2.2%	+0.5	+0.5
Operating Profit	1,868	205	130*	-	66**	2,269	3,322	(32)	(27)
% sales	28.0%					34.1%	39.4%	-5.3	-4.3
Net Finance Expense	(105)	-	-	-	-	(105)	(107)
Profit before Tax	1,763	205	130	-	66	2,164	3,215	(33)	(28)
Taxation	(145)	(48)	(20)*	-	(3)	(216)	(815)
Profit after Tax	1,618	157	110	-	63	1,948	2,400	(19)	(14)
Non-controlling Interests	(7)	-	-	-	-	(7)	(10)
Net Profit	1,611	157	110	-	63	1,941	2,390	(19)	(14)
Weighted Average Shares	1,267	1,267	1,267	1,267	1,267	1,267	1,381
Earnings per Share	1.27	0.12	0.09	-	0.05	1.53	1.73	(12)	(6)

*
Of the $130 million amortisation adjustment, $91 million is related to MedImmune, with a corresponding tax adjustment of $20 million; Merck related amortisation was $39 million, which carries no tax adjustment.

**	Includes $50 million of acquisition related expenses which carry no tax adjustment.

Revenue in the second quarter was down 18 percent at CER and declined by 21 percent on an actual basis as a result of the negative impact of exchange rate movements.  Loss of exclusivity on several key brands (including Seroquel IR from the end of March) accounted for 15 percentage points of the revenue decline; disposals of Astra Tech and Aptium accounted for 2.4 percentage points.  Continued disruptions to our supply chain from the implementation of an enterprise resource planning IT system in our plant in Sweden negatively impacted revenue by around 2 percent. The underlying problems have now been largely resolved, and production is now responding to ongoing demand, including filling back orders and restoring normal inventories in the distribution channels.  The Company estimates the impact for the full year will be around 1 percent of revenue.

US revenues were down 29 percent in the second quarter, with the loss of exclusivity for Seroquel IR accounting for 80 percent of the revenue decline.  Growth for Symbicort, ONGLYZATM and Faslodex was offset by the disposals of Astra Tech and Aptium.  The negative impact of US healthcare reform on second quarter revenue and costs was approximately $150 million.

Revenue in the Rest of World (ROW) was down 12 percent in the second quarter.  Revenue in Western Europe was down 20 percent.  In addition to the loss of exclusivity for Seroquel IR, generic competition also reduced revenues for Nexium, Atacand and Merrem in Western Europe.  Revenue in Established ROW was down 12 percent, largely due to a 30 percent decline in Canada as a result of generic competition for Crestor and Atacand.

Revenue in Emerging Markets was up 1 percent, reflecting loss of exclusivity for Seroquel IR and Crestor in Brazil and difficult market conditions in Mexico.  Revenue growth was also impacted by the supply chain issues; adjusted for this impact, Emerging Market revenues would have increased by around 8 percent.  An improvement in the growth rate in Emerging Markets is still anticipated in the second half, but double-digit growth for the full year is unlikely.

Core gross profit in the second quarter declined by 20 percent.  Core gross margin as a percentage of revenue was 79.9 percent, 1.9 percentage points lower than last year, largely due to a change in product mix following the loss of exclusivity on key brands, partially offset by the uplift provided by the absence of Astra Tech costs.

Expenditures in Core SG&A were 18 percent lower than the second quarter last year, on continued discipline in managing costs, benefits from restructuring and the absence of Astra Tech costs.  The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.8 percent of Core SG&A expense in the quarter.

Core other income of $182 million was unchanged at CER compared with the second quarter last year.  Lower royalty income for Entocort in the US was largely offset by income from the Zomig agreement with Impax Laboratories in the US.

Core Pre-R&D operating profit was down 21 percent to $3,322 million in the second quarter.  Core Pre-R&D operating margin was 49.9 percent of revenue, 1.9 percentage points lower than last year.  In addition to the decline in revenue and Core gross margin, Core SG&A expense, although 18 percent lower than last year, was still higher as a percentage of revenue.

Core R&D expense was down 4 percent in the second quarter, as the benefits from restructuring have more than offset increased spend on projects, including the addition of the Amgen collaboration.

Core operating profit in the second quarter was down 27 percent to $2,269 million.  Core operating margin was 4.3 percentage points lower as a percentage of revenue than last year.  In addition to the decline in revenue and Core Pre-R&D margin, Core R&D expense, although 4 percent lower in dollar terms, was 2.4 percentage points higher as a percentage of revenue.

Core earnings per share in the second quarter were down 6 percent to $1.53.  Core EPS in the quarter benefited by $0.19 due to the tax settlement of a cross border transfer pricing issue.  Core EPS also benefited from a lower number of shares outstanding as a result of net share repurchases.

Reported operating profit in the second quarter was down 32 percent to $1,868 million; Reported EPS was down 11 percent to $1.27.  The larger declines compared with the respective Core profit measures are largely the result of higher restructuring costs in the second quarter of 2012 ($205 million) compared with the second quarter of last year ($138 million).

First Half

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Core 2011	Actual %	CER %
Revenue	14,009	-	-	-	-	14,009	16,722	(16)	(15)
Cost of Sales	(2,721)	61	-	-	-	(2,660)	(2,789)
Gross Profit	11,288	61	-	-	-	11,349	13,933	(19)	(17)
% sales	80.6%					81.0%	83.3%	-2.3	-1.9
Distribution	(151)	-	-	-	-	(151)	(168)	(10)	(7)
% sales	1.1%					1.1%	1.0%	-0.1	-0.1
R&D	(2,719)	581	-	-	-	(2,138)	(2,191)	(2)	(1)
% sales	19.4%					15.2%	13.1%	-2.1	-2.1
SG&A	(4,811)	265	233	-	70	(4,243)	(4,977)	(15)	(13)
% sales	34.3%					30.3%	29.7%	-0.6	-0.5
Other Income	421	-	28	-	-	449	403	11	14
% sales	3.0%					3.2%	2.4%	+0.8	+0.8
Operating Profit	4,028	907	261*	-	70**	5,266	7,000	(25)	(23)
% sales	28.8%					37.6%	41.9%	-4.3	-3.8
Net Finance Expense	(212)	-	-	-	-	(212)	(220)
Profit before Tax	3,816	907	261	-	70	5,054	6,780	(25)	(23)
Taxation	(556)	(189)	(38)*	-	(4)	(787)	(1,254)
Profit after Tax	3,260	718	223	-	66	4,267	5,526	(23)	(20)
Non-controlling Interests	(9)	-	-	-	-	(9)	(18)
Net Profit	3,251	718	223	-	66	4,258	5,508	(23)	(20)
Weighted Average Shares	1,274	1,274	1,274	1,274	1,274	1,274	1,389
Earnings per Share	2.55	0.56	0.18	-	0.05	3.34	3.96	(16)	(13)

*
Of the $261 million amortisation adjustment, $181 million is related to MedImmune, with a corresponding tax adjustment of $38 million; Merck related amortisation was $80 million, which carries no tax adjustment.

**	Includes $50 million of acquisition related expenses which carry no tax adjustment.

Revenue in the first half was down 15 percent at CER and declined by 16 percent on an actual basis as a result of the negative impact of exchange rate movements.  Loss of exclusivity on several key brands accounted for 11 percentage points of the revenue decline, which included a $187 million returns reserve against US trade inventories of Seroquel IR.  US revenue was down 20 percent; revenue in the Rest of World was down 11 percent.

Core gross margin was 81.0 percent of revenue, 1.9 percentage points lower than last year.

Expenditures in Core SG&A were 13 percent lower than the first half last year on continued spending discipline, restructuring benefits and the absence of Astra Tech costs, partially offset by selective investment in Emerging Markets.

Core other income in the first half was up 14 percent.  With the agreement with Impax Laboratories, beginning in the first quarter 2012, commercial contribution from Zomig in the US is now recorded as other income rather than revenue.

Core Pre-R&D operating profit was down 17 percent to $7,404 million.  Core Pre-R&D operating margin was 52.8 percent of revenue, down 1.7 percentage points, on lower Core gross margin and higher Core SG&A expense as a percent of revenue, partially offset by higher Core other income.

Core R&D expense in the first half was down 1 percent, as the 4 percent decline in the second quarter was largely offset by the 2 percent increase in the first quarter, which included the intangible impairment related to TC-5214.

Core operating profit in the first half was down 23 percent to $5,266 million.  Core operating margin was 37.6 percent of revenue, down 3.8 percentage points.

Core earnings per share were $3.34, down 13 percent compared with the first half last year.  Core EPS in the first half 2012 included a $0.19 benefit from tax settlements.  The first half 2011 included a $0.39 per share benefit from tax settlements.  Core EPS in the first half 2012 benefited from the lower number of shares outstanding compared with last year as a result of net share repurchases.
Reported operating profit in the first half was down 35 percent to $4,028 million; reported EPS was down 27 percent.  The larger declines compared with the respective Core financial measures are largely the result of higher restructuring costs in the first half 2012 ($907 million) compared with the first half last year ($281 million).

Enhancing Productivity

The Company is making good progress in implementing the third phase of restructuring announced in February 2012.  Restructuring charges of $205 million were taken in the second quarter, bringing the year to date total to $907 million.  It is anticipated that most of the estimated $2.1 billion programme cost will be taken in 2012.

The programme is on track to deliver the $1.6 billion in annual benefits by the end of 2014.

Finance Income and Expense

Net finance expense was $105 million for the quarter, versus $107 million in 2011. There was an $11 million reduction in interest payable on defined benefit pension scheme liabilities which was partially offset by a reduction in the expected return of the plan. Interest payable on debt balances and fair value losses recorded on long term bonds were broadly unchanged versus the second quarter 2011.

Taxation

The effective tax rate on a reported basis for the second quarter was 8.2 percent (2011: 25.7 percent) and 14.6 percent for the first half (2011: 18.0 percent). The effective tax rate for the quarter includes an adjustment of $240 million in respect of prior periods following the settlement of a transfer pricing matter previously provided within the amount of $649 million relating to transfer pricing disclosed in Note 25 of the 2011 Group Financial Statements. Excluding this benefit, the effective tax rate for the first half was 20.9 percent. The 20.9 percent tax rate is applied to the taxable Core adjustments to operating profit, resulting in an effective Core tax rate in the first half of 15.6 percent.

As a result of this provision release, the Group’s effective tax rate for 2012 is now expected to be around 20 percent, 2 percentage points lower than previous guidance of around 22 percent.

The effective tax rate for the first half of last year benefited from a favourable adjustment to tax provisions of $520 million following the announcement in March 2011 that HM Revenue & Customs in the UK and the US Internal Revenue Service agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter. Excluding this benefit, the effective tax rate for the first half of last year was 26.5 percent on a reported basis.

Cash Flow

Cash generated from operating activities was $2,791 million in the six months to 30 June 2012, compared with $2,829 million in the same period of 2011. Improvements in working capital and lower tax payments more than offset the lower operating profit, while increased pension fund contributions drove higher outflows in non-cash and other movements.

Net cash inflows from investing activities were $1,353 million in the six months compared with $286 million in the first half of 2011. The difference of $1,067 million is due primarily to the net movement between cash and short-term investments and fixed deposits, only partially offset by the net cash paid on the acquisition of Ardea.

Cash distributions to shareholders were $4,107 million through net share repurchases of $1,602 million and $2,505 million from the payment of the second interim dividend from 2011.

Debt and Capital Structure

At 30 June 2012, outstanding gross debt (interest-bearing loans and borrowings) was $9,318 million (31 December 2011: $9,328 million). Of the gross debt outstanding at 30 June 2012, $2,008 million is due within one year (31 December 2011: $1,990 million).

Net funds of $210 million have decreased by $2,639 million during the first half as a result of the net cash outflow as described in the cash flow section above.

Dividends and Share Repurchases

The Board has recommended a first interim dividend of $0.90 (58.1 pence, 6.26 SEK).  The amount of the first interim dividend is a reflection of the Board’s intent to rebalance the first and second interim dividends, with the aim of setting the first interim dividend at around a third of the prior year dividend, which last year was $2.80.

The Board has adopted a progressive dividend policy, by which the Board intends to maintain or grow the dividend each year.  In adopting this policy, the Board recognised that some earnings fluctuations are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches.  The Board’s view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflect its view of the earnings prospects for the Group over the entirety of the investment cycle.  As a result, dividend cover may vary during the period, but with the target of an average dividend cover of 2 times (ie, a payout ratio of 50 percent), based on reported earnings (before restructuring costs).

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

Subject to market conditions and business needs, the Board has announced that the Company intends to complete net share repurchases in the amount of $4.5 billion during 2012.  In the first half of 2012 the Group repurchased 41.0 million shares for a total of $1,854 million.  In the six months, 7.4 million shares were issued in consideration of share option exercises for a total of $252 million.

The total number of shares in issue at 30 June 2012 was 1,259 million.

Future Prospects

The financial performance in the first half has been largely defined by the expected impact of the loss of exclusivity on several products, particularly Seroquel IR, as well as the disposals of Astra Tech and Aptium. These factors, together with the challenging market conditions, continue to inform our estimate of a full year decline in revenue in the range of the low to mid-teens in constant currency terms, including any residual impact from supply issues.  We continue to realise the benefits from our restructuring programmes, and will continue to exert discipline in operating expenses.  Whilst Core EPS in the second quarter saw a large benefit from the release of a tax provision, a probability weighted view of the likely realisation of this benefit was incorporated in our first quarter guidance revision, and taken together with absorbing the dilutive impact to Core EPS in 2012 from expansion of our diabetes collaboration with Bristol-Myers Squibb following their acquisition of Amylin, our Core EPS target for the full year remains in the range of $5.85 to $6.15.

This Core EPS guidance has been based on January 2012 average exchange rates for our principal currencies, and actual results in the first half were broadly in line with this currency assumption.  The target takes no account of the likelihood that average exchange rates for the remainder of 2012 may differ materially from the rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2011 results announcement, and can be found on the AstraZeneca website, www.astrazeneca.com/investors.

Definition of Core Financial Measures

With effect from first quarter results 2013, AstraZeneca will update its definition of Core financial measures to exclude all amortisation charges and intangible asset impairments.  The new definition will provide better clarity of the impact from amortisation and impairment charges included in Core results under our current definition and, in addition, will aid comparability of our results versus our peers.  We will publish an update on this with our third quarter and nine months results.

Related Party Transactions

There have been no significant related party transactions in the period.

Principal Risks and Uncertainties

It is not anticipated that the nature of the principal risks and uncertainties that affect the business, and which are set out on pages 130 to 138 of the Annual Report and Form 20-F Information 2011, will change in respect of the second six months of the financial year.

In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2011 are:

Product pipeline risks

Failure to meet development targets; difficulties of obtaining and maintaining regulatory approvals for new products; failure to obtain and enforce effective intellectual property protection; delay to new product launches; strategic alliances and acquisitions may be unsuccessful.

Commercialisation and business execution risks

Challenges to achieving commercial success of new products; illegal trade in our products; developing our business in Emerging Markets; expiry or loss of, or limitations on, intellectual property rights; pressures resulting from generic competition; effects of patent litigation in respect of intellectual property rights; price controls and price reductions; economic, regulatory and political pressures; biosimilars; increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation; expected gains from productivity initiatives are uncertain; failure of information technology; failure of outsourcing.

Supply chain and delivery risks

Manufacturing biologics; reliance on third parties for goods.

Legal, regulatory and compliance risks

Adverse outcome of litigation and/or governmental investigations; substantial product liability claims; failure to adhere to applicable laws, rules and regulations; environmental/occupational health and safety liabilities.

Economic and financial risks

Adverse impact of a sustained economic downturn; impact of fluctuations in exchange rates; limited third party insurance coverage; taxation; pensions.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Half Year 2012 results announcement, and is available on the Company’s website, www.astrazeneca.com, under information for investors.

The AstraZeneca pipeline now includes 90 projects, of which 83 projects are in the clinical phase of development and a further 7 are either approved or launched.  There are 9 new molecular entity (NME) projects currently in late stage development, either in Phase III or under regulatory review.  In the first half of 2012, across the clinical portfolio, 22 projects have successfully progressed to their next phase (including 7 projects entering first human testing); 10 projects have been withdrawn.

Developments since the first quarter update include:

AstraZeneca diabetes collaboration with Bristol-Myers Squibb

On 30 June 2012, AstraZeneca and Bristol-Myers Squibb announced an expansion of their diabetes alliance through Bristol-Myers Squibb’s acquisition of Amylin Pharmaceuticals.  Bristol-Myers Squibb will acquire Amylin for $31.00 per share in cash, pursuant to a cash tender offer and second step merger, for an aggregate purchase price of approximately $5.3 billion.  The total value of the transaction, including Amylin’s net debt and a contractual obligation to Eli Lilly and Company, together totalling about $1.7 billion, is approximately $7 billion.

Following the completion of Bristol-Myers Squibb’s acquisition of Amylin, the companies will enter into collaboration arrangements, based on the framework of the existing diabetes alliance, regarding the development and commercialisation of Amylin’s portfolio of products.  Following Bristol-Myers Squibb’s acquisition of Amylin, AstraZeneca will make a payment to Amylin, as a wholly owned subsidiary of Bristol-Myers Squibb, in the amount of approximately $3.4 billion in cash, subject to a final true-up.  Profits and losses arising from the collaboration will be shared equally.  In addition, AstraZeneca has the option, exercisable at its sole discretion, to establish equal governance rights over key strategic and financial decisions regarding the collaboration, upon the payment to Bristol-Myers Squibb of an additional $135 million.

Amylin’s portfolio includes a GLP-1 franchise, including two treatments for type 2 diabetes, BYETTA® (exenatide) injection and BYDUREON® (exenatide extended-release for injectable suspension/exenatide 2 mg powder and solvent for prolonged release suspension for injection) that are approved for use in both the US and Europe, and SYMLIN® (pramlinitide acetate) injection.  There is also a life-cycle management pipeline, including delivery devices and formulation improvements (including a once-monthly formulation of exenatide) under development.  The pipeline also includes metreleptin, a leptin analogue currently under review at the US Food and Drug Administration (FDA) for the treatment of diabetes and/or hypertriglyceridaemia in patients with rare forms of inherited or acquired lipodystrophy.

Zinforo

On 22 June 2012, AstraZeneca announced that the Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion, recommending the approval of Zinforo (ceftaroline fosamil), a new intravenous cephalosporin antibiotic for the treatment of adult patients with complicated Skin and Soft Tissue Infections (cSSTI) or Community Acquired Pneumonia (CAP). The CHMP's positive opinion will now be reviewed by the European Commission, which has the authority to approve medicines for the European Union.

Ceftaroline fosamil is the first monotherapy antibiotic to combine the established tolerability of the cephalosporin class, with effective coverage of a range of bacteria responsible for serious skin infections and pneumonia, including difficult to treat strains such as methicillin-resistant Staphylococcus aureus (MRSA) in cSSTI and Streptococcus pneumoniae in CAP.

In 2009, Forest Laboratories granted AstraZeneca exclusive worldwide commercial rights and co-exclusive development rights for ceftaroline fosamil, excluding US, Canada and Japan. Forest launched ceftaroline fosamil with similar indications under the trade name TEFLARO® in the US in March 2011.

AstraZeneca has made regulatory submissions in a number of countries where it has commercialisation rights and further submissions are planned in 2012.

Ardea Biosciences

On 19 June 2012, AstraZeneca announced that it had completed the acquisition of Ardea Biosciences Inc., a biotechnology company in San Diego, California.

Ardea’s clinically most advanced product candidate, lesinurad (formerly known as RDEA594), is currently in Phase III development as a potential treatment for the chronic management of hyperuricaemia in patients with gout.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

A full analysis of the Group’s revenue by product and geographic area is shown in Notes 7 and 8.

	Second Quarter			First Half
	2012	2011	CER	2012	2011	CER
	$m	$m	%	$m	$m	%
Gastrointestinal
Nexium	949	1,112	-13	1,902	2,273	-15
Losec/Prilosec	195	239	-16	365	474	-22

Cardiovascular
Crestor	1,587	1,714	-5	3,087	3,192	-2
Atacand	269	385	-25	586	740	-18
Seloken /Toprol-XL	208	232	-7	432	477	-7
ONGLYZATM	79	46	+72	151	81	+86
Brilinta/Brilique	18	2	n/m	27	3	n/m

Respiratory & Inflammation
Symbicort	795	802	+3	1,518	1,554	+1
Pulmicort	206	236	-10	433	484	-9

Oncology
Zoladex	275	302	-6	548	577	-3
Arimidex	147	181	-16	291	414	-29
Casodex	118	138	-13	231	271	-15
Iressa	154	139	+13	297	260	+15
Faslodex	161	135	+24	312	258	+24
Caprelsa	7	2	n/m	12	2	n/m

Neuroscience
Seroquel	647	1,537	-57	1,785	2,882	-37
Seroquel IR	277	1,150	-75	1,031	2,156	-52
Seroquel XR	370	387	-1	754	726	+6
Zomig	48	103	-50	102	204	-49
Vimovo	17	6	+200	33	10	+240

Infection and other
Synagis	55	48	+15	439	456	-4
Merrem	100	158	-33	200	330	-37
FluMist	2	-	n/m	4	3	+33

Gastrointestinal

•
In the US, Nexium sales in the second quarter were $554 million, down 10 percent compared with the second quarter last year.  Dispensed retail tablet volume declined by around 10 percent.  A significant decline in low margin Medicaid prescriptions is resulting in a small increase in average selling prices due to this change in mix.  Nexium sales in the US in the first half were also down 10 percent to $1,089 million.

•
Nexium sales in other markets in the second quarter were down 16 percent to $395 million.  Sales in Western Europe were down 37 percent, largely the result of generic competition.  Sales in Established Rest of World were down 15 percent due to the impact of generic competition in Canada.  Sales in Emerging Markets increased by 3 percent.  Nexium sales in other markets were down 21 percent in the first half to $813 million.

•	Losec sales in markets outside the US were down 17 percent in the second quarter to $186 million. Sales in the first half were down 23 percent to $348 million.

Cardiovascular

•
In the US, Crestor sales in the second quarter were $787 million, down 1 percent.  Total prescriptions for statin products in the US increased by 1.3 percent in the second quarter.  Crestor total prescriptions increased by 1.5 percent, largely unaffected by the initial launch of generic atorvastatin in November of last year and the introduction of a larger number of generics upon the expiration of the 180-day exclusivity period at the end of May 2012.  Crestor sales in the first half in the US were down 1 percent to $1,469 million.

•
Crestor sales in the Rest of World in the second quarter were down 8 percent to $800 million reflecting the expected loss of exclusivity in Canada in April 2012 arising from settlements of patent litigation.  As a result, sales in Canada were down 48 percent in the second quarter.  Excluding Canada, Rest of World sales increased by 1 percent, on growth in Emerging Markets (chiefly China) and in Japan.  Crestor sales in the Rest of World in the first half were down 3 percent to $1,618 million.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 21 percent in the second quarter to $72 million, largely the result of lower selling prices following the launch of a third generic product late last year.  Sales in the first half in the US were down 24 percent to $145 million.

•	Sales of Seloken in other markets in the second quarter were up 2 percent to $136 million on 5 percent growth in Emerging Markets. Sales in the first half were up 4 percent to $287 million.

•	US sales of Atacand were down 27 percent in the second quarter, to $36 million. Sales in the first half were down 20 percent to $76 million.

•
Atacand sales in other markets were down 25 percent to $233 million in the second quarter, largely due to the loss of exclusivity in Western Europe, where sales were down 30 percent, and also in Canada, where sales were down 60 percent.  Sales in the Rest of World in the first half were $510 million, down 17 percent.

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb was up 72 percent in the second quarter to $79 million, of which $58 million was in the US and $21 million in other markets.  ONGLYZATM share of total prescriptions for DPP4 products in the US was 11.5 percent in June 2012.  KOMBIGLYZE XRTM added a further 5.4 percent total prescription share to the franchise in the US in June.  Worldwide alliance revenue in the first half was $151 million.

•
Sales of Brilinta/Brilique were $18 million in the second quarter, of which $12 million was in Western Europe.  Pricing negotiations have now been successfully concluded in Germany and also in France, supporting a launch in July 2012. In Germany, in the 85 percent of target hospitals where Brilique is on protocol, Brilique continues to be the leading oral antiplatelet for incident ACS patients, ahead of prasugrel and clopidogrel. Brilique is now the number two product in retail dynamic market share, accounting for 8.5 percent of oral antiplatelet therapy.  Sales in the US in the second quarter were $3 million, as dispensed demand has begun to stimulate reorders now that launch stocks have been largely worked down in the trade channels.  We continue to make steady progress in terms of formulary access, protocol adoption and product trial rates by interventional cardiologists.

•	Sales of Brilinta/Brilique were $27 million in the first half.

Respiratory and Inflammation

•
Symbicort sales in the US were $249 million, a 21 percent increase over the second quarter last year.  Total prescriptions for Symbicort were up 12 percent compared to a 1 percent increase in the market for fixed combination products.  Symbicort share of new prescriptions for fixed combination products reached 22.5 percent in June 2012, up 1 percentage point since December 2011.  Market share of patients newly starting combination therapy is 27.2 percent.  Symbicort sales in the US in the first half were up 16 percent to $466 million.

•
Symbicort sales in other markets in the second quarter were $546 million, down 3 percent.  Sales in Western Europe were down 5 percent.  Sales in Established Rest of World were up 6 percent; sales in Japan were down 2 percent as shipments to our marketing partner lag underlying demand in the market.  Sales in Emerging Markets were down 3 percent.  Symbicort sales in the Rest of World in the first half were down 5 percent to $1,052 million.

•	US sales of Pulmicort were down 32 percent in the second quarter to $60 million. Sales in the first half were down 30 percent to $116 million.

•
Pulmicort sales in the Rest of World were up 3 percent in the second quarter to $146 million, driven by a 42 percent increase in China.  Rest of World sales for Pulmicort in the first half were $317 million, 2 percent higher than the first half of 2011.

Oncology

•	Arimidex sales in the US were $6 million in the second quarter, and were $13 million in the first half.

•
Arimidex sales in the second quarter in the Rest of World were down 15 percent to $141 million.  Sales in Western Europe were down 29 percent to $36 million, reflecting the loss of exclusivity.  Sales in Japan were unchanged compared to last year.  Sales in Emerging Markets were down 15 percent. Arimidex sales in the first half in the Rest of World were down 27 percent to $278 million.

•
Outside of the US, sales for Casodex in the second quarter were down 13 percent to $120 million.  More than 60 percent of revenue is in Japan, where sales were down 15 percent in the second quarter.  Sales were down 27 percent in Western Europe.  Sales in Emerging Markets were up 4 percent.  Casodex sales in the Rest of World in the first half were $233 million, down 15 percent.

•
Iressa sales in the second quarter were up 13 percent to $154 million.  Sales in Emerging Markets were up 16 percent.  Sales in Western Europe were up 12 percent.  Sales in Japan were up 10 percent.  Worldwide sales of Iressa in the first half increased 15 percent to $297 million.

•
Faslodex sales in the US in the second quarter were up 15 percent, reaching $75 million.  The new 500mg dosage regimen has now been widely adopted; some of the volume growth in the quarter also reflects an increase in the number of patients treated with Faslodex.  US sales in the first half were up 16 percent to $147 million.

•
Faslodex sales in the Rest of World were up 31 percent to $86 million in the second quarter, with Japan accounting for nearly 60 percent of the increase.  Sales in Western Europe were up 4 percent in the quarter; sales in Emerging Markets were up 35 percent.  Sales in the Rest of World in the first half increased 32 percent to $165 million.

Neuroscience

•
In the US, Seroquel franchise sales in the second quarter were down 70 percent to $323 million, reflecting the loss of exclusivity for Seroquel IR at the end of March 2012.  Sales of Seroquel IR were down 86 percent to $126 million in the quarter.  In the week ending 13 July, Seroquel IR share of total prescriptions for the quetiapine molecule had fallen to 6.2 percent.  US sales for Seroquel IR in the first half were down 59 percent to $668 million.

•
Sales of Seroquel XR in the US were down 4 percent to $197 million in the second quarter.  Total prescriptions for Seroquel XR were down 3 percent, compared with 1 percent for the US antipsychotic market.  There was some inventory de-stocking compared to the prior year, but this was largely offset by a positive price variance in the quarter.  US sales for Seroquel XR in the first half were up 4 percent to $396 million.

•
Seroquel franchise sales in the Rest of World were down 22 percent to $324 million in the second quarter, reflecting the loss of exclusivity for Seroquel IR in many markets. Sales of Seroquel IR were down 39 percent to $151 million, chiefly on a 61 percent decline in Western Europe.  Sales in Rest of World for Seroquel IR in the first half were down 28 percent to $363 million.

•
Sales of Seroquel XR in the Rest of World were up 3 percent to $173 million in the second quarter.  Sales in Western Europe were down 6 percent, chiefly the result of an “at risk” launch of generics in Germany, partially offset by good launch progress in France.  Seroquel XR sales were up 4 percent in Established ROW and were up 40 percent in Emerging Markets.  Seroquel XR sales in the Rest of World for the first half were $358 million, an increase of 9 percent over last year.

•
Zomig sales in the US were $2 million in the second quarter.  US commercial rights for Zomig have been licensed to Impax Laboratories; AstraZeneca’s commercial contribution from Zomig in the US is now realised in other income, rather than in revenue.  Zomig sales in the Rest of World were down 25 percent to $46 million in the quarter.

•	Sales of Vimovo in the second quarter were $17 million, comprised of $6 million in the US and $11 million in the Rest of World.

Infection and Other

•
Synagis sales in the US were $1 million in the second quarter, which is out of season.  Outside the US, sales in the second quarter were $54 million, up 26 percent, which reflects the quarterly phasing of shipments to Abbott, our international distributor.

•	In line with the usual seasonality, there were negligible sales of FluMist in the first half.

•	Sales of Merrem in the first half were down 37 percent to $200 million as a result of generic competition in many markets.

Regional Revenue

	Second Quarter				First Half		% Change
	2012	2011	% Change		2012	2011
	$m	$m	Actual	CER	$m	$m	Actual	CER
US	2,339	3,292	-29	-29	5,259	6,596	-20	-20
Western Europe1	1,626	2,194	-26	-20	3,401	4,429	-23	-20
Established ROW2	1,284	1,476	-13	-12	2,522	2,797	-10	-11
Canada	286	423	-32	-30	663	840	-21	-19
Japan	723	736	-2	-2	1,321	1,367	-3	-6
Other Established ROW	275	317	-13	-11	538	590	-9	-10
Emerging ROW3	1,411	1,468	-4	+1	2,827	2,900	-3	+1
Emerging Europe	283	316	-10	+1	577	636	-9	-
China	349	303	+15	+12	729	625	+17	+12
Emerging Asia Pacific	229	242	-5	-2	462	484	-5	-2
Other Emerging ROW	550	607	-9	-2	1,059	1,155	-8	-3

Total	6,660	8,430	-21	-18	14,009	16,722	-16	-15

1Western Europe comprises France, Germany, Italy, Sweden, Spain, UK and others.
2Established ROW comprises Canada, Japan, Australia and New Zealand.
3Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

•
In the US, revenue was down 29 percent in the second quarter, with the loss of exclusivity for Seroquel IR accounting for 80 percent of the decline.  The total impact of US healthcare reform measures on revenues and costs was around $150 million in the quarter.  There was good growth for Symbicort, ONGLYZATM and Faslodex, but this was offset by the disposals of Astra Tech and the Aptium businesses.

•
Revenue in Western Europe was down 20 percent in the second quarter.  In addition to the loss of exclusivity for Seroquel IR, generic competition for Nexium, Atacand and Merrem also reduced revenue; these four products accounted for more than half the revenue decline in the quarter.

•
Revenue in Established ROW was down 12 percent in the second quarter.  Revenue in Canada was down 30 percent.  In addition to the loss of exclusivity for Atacand, generic competition for Crestor entered the Canadian market in April pursuant to previously disclosed settlement of patent litigation.  Revenue in Japan was down 2 percent, as volume growth was more than offset by lower prices.

•
Revenue in Emerging Markets was up 1 percent in the second quarter, reflecting loss of exclusivity for Seroquel IR and Crestor in Brazil and challenging market conditions in Mexico.  Revenue growth in Emerging Markets was also affected by the supply chain issues; adjusted for this, revenue growth would have been around 8 percent.  Revenue was up 12 percent in China on good growth for Crestor, Pulmicort and Seloken.  An improvement in Emerging Markets growth rates is anticipated in the second half of the year; however double-digit growth for the full year is now unlikely.

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June	2012 $m	2011 $m
Revenue	14,009	16,722
Cost of sales	(2,721)	(2,821)
Gross profit	11,288	13,901
Distribution costs	(151)	(168)
Research and development	(2,719)	(2,360)
Selling, general and administrative costs	(4,811)	(5,376)
Other operating income and expense	421	369
Operating profit	4,028	6,366
Finance income	261	273
Finance expense	(473)	(493)
Profit before tax	3,816	6,146
Taxation	(556)	(1,108)
Profit for the period	3,260	5,038
Other comprehensive income:
Foreign exchange arising on consolidation	22	246
Foreign exchange differences on borrowings forming net investment hedges	18	(113)
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains taken to equity	7	18
Actuarial (loss)/gain for the period	(349)	156
Income tax relating to components of other comprehensive income	40	(6)
Other comprehensive income for the period, net of tax	(261)	302
Total comprehensive income for the period	2,999	5,340

Profit attributable to:
Owners of the parent	3,251	5,020
Non-controlling interests	9	18
	3,260	5,038

Total comprehensive income attributable to:
Owners of the parent	2,995	5,318
Non-controlling interests	4	22
	2,999	5,340

Basic earnings per $0.25 Ordinary Share	$2.55	$3.61
Diluted earnings per $0.25 Ordinary Share	$2.55	$3.60
Weighted average number of Ordinary Shares in issue (millions)	1,274	1,389
Diluted weighted average number of Ordinary Shares in issue (millions)	1,277	1,395

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 June	2012 $m	2011 $m
Revenue	6,660	8,430
Cost of sales	(1,346)	(1,482)
Gross profit	5,314	6,948
Distribution costs	(75)	(88)
Research and development	(1,189)	(1,198)
Selling, general and administrative costs	(2,350)	(2,868)
Other operating income and expense	168	171
Operating profit	1,868	2,965
Finance income	129	136
Finance expense	(234)	(243)
Profit before tax	1,763	2,858
Taxation	(145)	(735)
Profit for the period	1,618	2,123
Other comprehensive income:
Foreign exchange arising on consolidation	(99)	38
Foreign exchange differences on borrowings forming net investment hedges	68	(21)
Amortisation of loss on cash flow hedge	1	1
Net available for sale (losses)/gains taken to equity	(11)	7
Actuarial (loss)/gain for the period	(423)	174
Income tax relating to components of other comprehensive income	86	(33)
Other comprehensive income for the period, net of tax	(378)	166
Total comprehensive income for the period	1,240	2,289

Profit attributable to:
Owners of the parent	1,611	2,113
Non-controlling interests	7	10
	1,618	2,123

Total comprehensive income attributable to:
Owners of the parent	1,228	2,273
Non-controlling interests	12	16
	1,240	2,289

Basic earnings per $0.25 Ordinary Share	$1.27	$1.53
Diluted earnings per $0.25 Ordinary Share	$1.27	$1.53
Weighted average number of Ordinary Shares in issue (millions)	1,267	1,381
Diluted weighted average number of Ordinary Shares in issue (millions)	1,269	1,387

Condensed Consolidated Statement of Financial Position

	At 30 Jun 2012 $m	At 31 Dec 2011 $m	At 30 Jun 2011 $m
ASSETS Non-current assets
Property, plant and equipment	6,047	6,425	6,832
Goodwill	9,887	9,862	9,877
Intangible assets	13,609	10,980	12,072
Derivative financial instruments	324	342	319
Other investments	167	201	218
Deferred tax assets	1,579	1,514	1,397
	31,613	29,324	30,715
Current assets
Inventories	2,039	1,852	2,021
Trade and other receivables	7,462	8,754	8,320
Other investments	1,555	4,248	679
Derivative financial instruments	8	25	3
Income tax receivable	1,072	1,056	1,538
Cash and cash equivalents	7,641	7,571	9,613
Assets classified as held for sale*	-	-	517
	19,777	23,506	22,691
Total assets	51,390	52,830	53,406
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(2,008)	(1,990)	(372)
Trade and other payables	(8,972)	(8,975)	(8,513)
Derivative financial instruments	-	(9)	-
Provisions	(1,083)	(1,388)	(1,097)
Income tax payable	(2,738)	(3,390)	(3,660)
Liabilities classified as held for sale*	-	-	(196)
	(14,801)	(15,752)	(13,838)
Non-current liabilities
Interest-bearing loans and borrowings	(7,310)	(7,338)	(9,210)
Deferred tax liabilities	(2,836)	(2,735)	(3,034)
Retirement benefit obligations	(2,523)	(2,674)	(2,354)
Provisions	(432)	(474)	(685)
Other payables	(1,248)	(385)	(470)
	(14,349)	(13,606)	(15,753)
Total liabilities	(29,150)	(29,358)	(29,591)
Net assets	22,240	23,472	23,815
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	315	323	341
Share premium account	3,328	3,078	3,010
Other reserves	1,971	1,951	1,915
Retained earnings	16,412	17,894	18,340
	22,026	23,246	23,606
Non-controlling interests	214	226	209
Total equity	22,240	23,472	23,815
* Assets and liabilities held for sale at 30 June 2011 represent the assets and liabilities of Astra Tech

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June	2012 $m	2011 $m
Cash flows from operating activities
Profit before taxation	3,816	6,146
Finance income and expense	212	220
Depreciation, amortisation and impairment	1,009	1,037
Decrease/(increase) in working capital and short-term provisions	98	(1,053)
Non-cash and other movements	(516)	(236)
Cash generated from operations	4,619	6,114
Interest paid	(285)	(282)
Tax paid	(1,543)	(3,003)
Net cash inflow from operating activities	2,791	2,829
Cash flows from investing activities
Movement in short-term investments and fixed deposits	2,805	852
Purchase of property, plant and equipment	(259)	(381)
Disposal of property, plant and equipment	148	46
Purchase of intangible assets	(224)	(294)
Purchase of non-current asset investments	(5)	(6)
Disposal of non-current asset investments	25	-
Acquisitions of business operations	(1,187)	-
Interest received	71	85
Payments made by subsidiaries to non-controlling interests	(21)	(16)
Net cash inflow from investing activities	1,353	286
Net cash inflow before financing activities	4,144	3,115
Cash flows from financing activities
Proceeds from issue of share capital	252	340
Repurchase of shares for cancellation	(1,854)	(2,544)
Dividends paid	(2,505)	(2,646)
Hedge contracts relating to dividend payments	13	41
Movement in short-term borrowings	(62)	19
Net cash outflow from financing activities	(4,156)	(4,790)
Net decrease in cash and cash equivalents in the period	(12)	(1,675)
Cash and cash equivalents at the beginning of the period	7,434	10,981
Amounts reclassified as held for sale	-	(47)
Exchange rate effects	(8)	40
Cash and cash equivalents at the end of the period	7,414	9,299
Cash and cash equivalents consists of:
Cash and cash equivalents	7,641	9,613
Overdrafts	(227)	(314)
	7,414	9,299

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2011	352	2,672	1,917	18,272	23,213	197	23,410
Profit for the period	-	-	-	5,020	5,020	18	5,038
Other comprehensive income	-	-	-	298	298	4	302
Transfer to other reserve	-	-	(15)	15	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,594)	(2,594)	-	(2,594)
Issue of Ordinary shares	2	338	-	-	340	-	340
Repurchase of Ordinary shares	(13)	-	13	(2,544)	(2,544)	-	(2,544)
Share-based payments	-	-	-	(127)	(127)	-	(127)
Transfer from non-controlling interests to payables	-	-	-	-	-	(6)	(6)
Dividend paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Net movement	(11)	338	(2)	68	393	12	405
At 30 June 2011	341	3,010	1,915	18,340	23,606	209	23,815

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2012	323	3,078	1,951	17,894	23,246	226	23,472
Profit for the period	-	-	-	3,251	3,251	9	3,260
Other comprehensive income	-	-	-	(256)	(256)	(5)	(261)
Transfer to other reserve	-	-	10	(10)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,495)	(2,495)	-	(2,495)
Issue of Ordinary shares	2	250	-	-	252	-	252
Repurchase of Ordinary shares	(10)	-	10	(1,854)	(1,854)	-	(1,854)
Share-based payments	-	-	-	(118)	(118)	-	(118)
Transfer from non-controlling interests to payables	-	-	-	-	-	(5)	(5)
Dividend paid to non-controlling interests	-	-	-	-	-	(11)	(11)
Net movement	(8)	250	20	(1,482)	(1,220)	(12)	(1,232)
At 30 June 2012	315	3,328	1,971	16,412	22,026	214	22,240
* Other reserves includes the capital redemption reserve and the merger reserve.

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union;

•	the half-yearly management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six-month period to 30 June 2012 and their respective responsibilities can be found on pages 100 and 101 of the AstraZeneca Annual Report and Form 20-F Information 2011 with the exceptions of Leif Johansson, Graham Chipchase and Geneviève Berger, who were appointed on 26 April 2012.  Michele Hooper retired from the Board on 26 April 2012.  David Brennan and Louis Schweitzer retired from the Board on 1 June 2012.  Leif Johansson was appointed as Non-Executive Chairman and Simon Lowth was appointed as Interim Chief Executive Officer on 1 June 2012.

Approved by the Board and signed on its behalf by
Simon Lowth
Interim Chief Executive Officer
26 July 2012

Independent Review Report to AstraZeneca PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2012 (but not for the quarter ended 30 June 2012) which comprises condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, condensed consolidated statement of changes in equity and Notes 1 to 7. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”) and as issued by the International Accounting Standards Board (“IASB”). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Jimmy Daboo

For and on behalf of KPMG Audit Plc

Chartered Accountants

15 Canada Square
London E14 5GL

26 July 2012

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These condensed consolidated interim financial statements (“interim financial statements”) for the six months ended 30 June 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.  The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the International Accounting Standards Board. As required by the Disclosure and Transparency Rules of the Financial Services Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the year ended 31 December 2011, except where new or revised accounting standards have been applied. There has been no significant impact on the Group profit or net assets on adoption of new or revised accounting standards in the period.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2011.

The comparative figures for the financial year ended 31 December 2011 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2012 $m	Cash flow $m	Acquisitions $m	Non-cash mvmts $m	Exchange mvmts $m	At 30 Jun 2012 $m
Loans due after one year	(7,338)	-	-	9	19	(7,310)
Current instalments of loan	(1,769)	-	-	13	-	(1,756)
Total loans	(9,107)	-	-	22	19	(9,066)
Other investments - current	4,248	(2,805)	102	14	(4)	1,555
Net derivative financial instruments	358	(13)	-	(13)	-	332
Cash and cash equivalents	7,571	78	-	-	(8)	7,641
Overdrafts	(137)	(90)	-	-	-	(227)
Short-term borrowings	(84)	62	-	-	(3)	(25)
	11,956	(2,768)	102	1	(15)	9,276
Net funds	2,849	(2,768)	102	23	4	210

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RESTRUCTURING COSTS

Profit before tax for the six months ended 30 June 2012 is stated after charging restructuring costs of $907 million ($205 million for the second quarter 2012).  These have been charged to profit as follows:

	2nd Quarter 2012 $m	2nd Quarter 2011 $m	Half Year 2012 $m	Half Year 2011 $m
Cost of sales	6	20	61	32
Research and development	136	79	581	169
Selling, general and administrative costs	63	39	265	80
Total	205	138	907	281

4	ARDEA ACQUISITION

On 19 June 2012, AstraZeneca completed the acquisition of Ardea Biosciences Inc. Ardea is a US (San Diego, California) based biotechnology company focused on the development of small molecule therapeutics for the treatment of serious diseases.  AstraZeneca acquired 100 percent of Ardea’s shares for consideration of $1,268 million.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill. In the case of the acquisition of Ardea, this goodwill is underpinned by a number of elements, which individually cannot be quantified. Most significant amongst these is the premium attributable to a highly skilled workforce and established experience in the field of gout.

Ardea’s results have been consolidated into the Company’s results from 20 June 2012. For the period from acquisition to 30 June 2012, Ardea’s revenues and net loss were immaterial. For the six months ended 30 June 2012, Ardea had revenues of $10 million and a net loss of $70 million.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	-	1,464	1,464
Other	4	-	4
	4	1,464	1,468
Current assets	199	-	199
Current liabilities	(31)	(1)	(32)
Non-current liabilities
Deferred tax liabilities	-	(397)	(397)
	-	(397)	(397)
Total assets acquired	172	1,066	1,238
Goodwill			30
Fair value of total consideration			1,268
Less: cash acquired			(81)
Cash outflow			1,187

5	ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

In 1982, Astra AB set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc. that resulted from the merger with Schering-Plough) (“Merck”) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership (the “Partnership”) was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the Partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide, in part, for:

•	Annual contingent payments; and
•	Termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities, some of which are mandatory and others optional.

Further details are set out in the Annual Report and Form 20-F Information 2011.

2008 Net Payment to Merck
As previously disclosed, on 17 March 2008 AstraZeneca made a net cash payment to Merck of approximately $2.6 billion in connection with the Partial Retirement, the True-Up and the Loan Note Receivable. This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory therapy area. Intangible assets of $994 million were recognised at the time with the balance of the net payment ($1,656 million) representing payments on account for future product rights associated with the First Option and the Second Option (see below). These ‘non-refundable deposits’ were classified as intangible assets.

First Option
As previously disclosed, on 26 February 2010 AstraZeneca exercised the First Option. Payment of $647 million to Merck was made on 30 April 2010. This payment resulted in AstraZeneca acquiring Merck’s interests in products covered by the First Option including Entocort, Atacand, Plendil and the authorised generic version of felodipine, and certain products in development at the time (principally Brilinta and lesogaberan). On 30 April 2010, contingent payments on these products (except for the authorised generic version of felodipine) ceased with respect to periods after this date and AstraZeneca obtained the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience therapy areas. These rights were valued at $1,829 million and were recognised as intangible assets from 26 February 2010 ($1,182 million having been transferred from non-refundable deposits to supplement the payment of $647 million to Merck). The remaining non-refundable deposits of $474 million relate to benefits that would be secured upon AstraZeneca exercising the Second Option. (Contingent payments on the authorised generic version of felodipine will continue until the end of AstraZeneca’s third party distribution arrangement. While this arrangement terminated in June 2012, the distributor is permitted to sell off its remaining stock over the next several months.)

Second Option
On 26 June 2012, AstraZeneca and Merck agreed to amend certain provisions of the Agreements with respect to the Second Option. AstraZeneca believes that the amendments provide a greater degree of certainty to the valuation of the Second Option that is preferable to the previous arrangements and, barring unforeseen circumstances, AstraZeneca now intends to exercise the Second Option in 2014.

The principal areas covered by the amendments are a change in the timing for AstraZeneca to exercise the Second Option, and agreement on the valuation methodology for setting certain aspects of the option exercise price. Under the amended Agreements, Merck has granted to AstraZeneca a new Second Option exercisable by AstraZeneca between 1 March 2014 and 30 April 2014, with closing on 30 June 2014. The options exercisable in 2017 or if combined annual sales fall below a minimum amount also remain available to AstraZeneca.

In addition to this revised timing for the Second Option, AstraZeneca and Merck have also reached agreement on the valuation methodology for setting certain components of the option exercise price for a 2014 exercise. In lieu of third-party appraisals, the valuation for a 2014 exercise is now a fixed sum of $327 million, based on a shared view by AstraZeneca and Merck of the forecasts for sales of Nexium and Prilosec in the US market.  The agreed amount that would be payable on 30 June 2014 is subject to a true-up in 2018 that replaces a shared forecast with actual sales for the period from closing in 2014 to June 2018.

In addition, the exercise price for the Second Option also includes a multiple of ten times Merck's average 1% annual profit allocation in the Partnership for the three years prior to exercise. AstraZeneca currently expects this amount to be around $80 million.

The component of the exercise price of the Second Option that includes the net present value of up to 5% of future US sales of Vimovo, with the precise amount dependent on an annual sales threshold that has not yet been achieved and the timing of the option exercise, will continue.

Under the amendments, if AstraZeneca exercises in 2014, Merck's existing rights to manufacture Nexium and Prilosec would cease upon closing.

In connection with the amendments, Merck also granted AstraZeneca flexibility to exploit certain commercial opportunities with respect to Nexium.

For accounting purposes, AstraZeneca now considers that exercise of the Second Option is virtually certain and is, in effect, no longer an option. This critical accounting judgement is supported by management’s view that: AstraZeneca is fully committed to exercising the Second Option in 2014, barring unforeseen circumstances; external announcements of that intention constructively oblige AstraZeneca to exercise in 2014, barring unforeseen circumstances; and the Second Option price is highly favourable, giving economic compulsion for AstraZeneca to exercise in 2014. As such, AstraZeneca has applied an accounting treatment to reflect the Second Option as if the date of exercise were 26 June 2012 (the date of amendment of the Agreements), resulting in liabilities to Merck of approximately $1.4 billion ($1.0 billion of which will be paid by way of monthly contingent payments between 1 July 2012 and 30 June 2014 and the balance as a lump sum on 30 June 2014), and a corresponding increase to intangible assets, from that date.

These intangible assets are added to the $474 million carried over from the First Option and, in aggregate, reflect the value of the ability to exploit opportunities in the Gastrointestinal therapy area and relief from contingent payments.

Amortisation of these intangible assets commenced from 26 June 2012 and gives rise to an additional expense of approximately $140 million per annum charged to SG&A and an amortisation charge to Cost of Sales that is broadly equivalent to the contingent payment charges it replaces. AstraZeneca only excludes the amortisation expense charged to SG&A from the Core financial measures calculation and therefore there is only a negligible impact to Core financial measures from these developments.

The intangible assets relating to purchased product rights are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed.

6	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2011 (the “2011 Disclosures”). Unless noted otherwise below or in the 2011 Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the 2011 Disclosures, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the 2011 Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the first quarter of 2012 and April 2012

Patent/regulatory litigation

Arimidex (anastrozole)
Patent proceedings outside the US
In March 2012, the Canadian Federal Court of Appeal dismissed Mylan Pharmaceuticals ULC’s appeal against a decision prohibiting the Canadian Minister of Health from issuing it with a marketing authorisation.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent proceedings outside the US
In Canada, in February 2012, AstraZeneca settled notice of compliance proceedings with Cobalt Pharmaceuticals Inc., allowing that company to enter the Canadian market on 23 September 2012, or earlier, in certain circumstances.

Crestor (rosuvastatin calcium)
Patent proceedings in the US
In February 2012, the Federal Circuit affirmed the District Court’s dismissal of AstraZeneca’s patent infringement actions regarding two method-of-use patents for Crestor on pleading and ripeness grounds. AstraZeneca reserves the right to re-file the lawsuits at a later time.

Patent proceedings outside the US
In Canada, in February 2012, AstraZeneca reached settlement with Pharmascience Inc. (PMS) resolving the litigation regarding AstraZeneca’s Crestor substance patent and, as part of the agreement, PMS may enter the Canadian market on 2 April 2012, or earlier, in certain circumstances.

In February 2012, the Federal Court of Australia dismissed Apotex Pty Ltd’s (Apotex) motion to vacate a preliminary injunction preventing it from launching rosuvastatin in Australia. A further motion to vacate by Apotex was heard and denied in March 2012. A decision upholding the preliminary injunction was granted in favour of AstraZeneca on 23 March 2012. AstraZeneca’s previously reported motions for preliminary injunctions against Watson Pharma Pty Ltd and Ascent Pharma Pty Ltd were granted in March 2012.

Entocort EC (budesonide)
Patent proceedings in the US
In April 2012, the US Court of Appeals for the Federal Circuit affirmed the US District Court decision that Mylan Pharmaceuticals Inc’s generic budesonide product does not infringe AstraZeneca’s patent protecting Entocort EC.

In February 2012, AstraZeneca received a notice letter from Santarus, Inc. (Santarus) stating that it had submitted a new drug application under §505(b)(2) for FDA approval to market a budesonide product. Santarus alleges non-infringement of a patent listed in the Orange Book in reference to Entocort EC. AstraZeneca is reviewing Santarus’ notice.

Nexium (esomeprazole magnesium)
Patent proceedings in the US
In April 2012, AstraZeneca entered into an agreement with Hetero Drugs Ltd, Unit III and Hetero USA Inc. (together, Hetero) settling AstraZeneca’s patent infringement action against those entities. As part of the settlement, Hetero was granted a licence to enter the US market with generic esomeprazole magnesium on 27 May 2014, subject to regulatory approval, or earlier, in certain circumstances.

In January 2012, AstraZeneca received a Paragraph IV notice letter from Mylan Laboratories Ltd. (Mylan). In March 2012, AstraZeneca commenced a patent infringement action against Mylan in the US District Court for the District of New Jersey.

Patent proceedings outside the US
In March 2012, AstraZeneca discontinued its previously disclosed notice of compliance proceeding pending with Mylan Pharmaceuticals ULC (Mylan) with respect to Canadian Nexium substance patent number 2.290.963 after Mylan withdrew its notice of allegation.

Seroquel (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)
US regulatory proceedings
On 12 March 2012, AstraZeneca filed a lawsuit against the FDA in the US District Court for the District of Columbia to overturn the FDA’s 7 March 2012 denial of Citizen Petitions that asked the FDA to withhold final approval of any generic quetiapine that omits from its labelling certain hyperglycemia and suicidality warning language that the FDA required AstraZeneca to include in the Seroquel and Seroquel XR labelling. In the lawsuit, AstraZeneca sought to enjoin the FDA from finally approving any generic quetiapine until December 2012 when regulatory exclusivity expires for certain clinical trial data associated with the hyperglycemia warning language, or, alternatively, at least until a federal court had reviewed any FDA decision to finally approve generic quetiapine. On 23 March 2012, the District Court denied the preliminary injunction and dismissed the lawsuit without prejudice, and without reaching a decision on the merits, on the basis that filing the lawsuit prior to final FDA approval was premature. On 28 March 2012, in response to being notified by the FDA that generic versions of quetiapine had been finally approved, AstraZeneca filed a new lawsuit in the US District Court for the District of Columbia seeking a temporary restraining order (TRO) to vacate these approvals, and to enjoin any further approvals of generic quetiapine. The Court denied the request for a TRO and ordered expedited briefing on the merits to proceed.

Seroquel XR (quetiapine fumarate)
Patent proceedings in the US
In February 2012, the US District Court for the District of New Jersey dismissed the patent infringement action against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. (together, Intellipharmaceutics) for lack of personal jurisdiction. The patent infringement action against Intellipharmaceutics is now pending in the United States District Court for the Southern District of New York.

As previously reported, in October 2011, the US District Court for the District of New Jersey conducted a trial in the patent infringement actions involving the Seroquel XR formulation patent against certain generic drug manufacturers. In March 2012, the Court found the Seroquel XR formulation patent to be valid. The Court also found that Anchen Pharmaceuticals, Inc., Osmotica Pharmaceutical Corporation, Torrent Pharmaceuticals Limited, Torrent Pharma Inc., Mylan Pharmaceuticals Inc. and Mylan Inc. have infringed the Seroquel XR formulation patent. The decision has been appealed.

Patent proceedings outside the US
In the Netherlands, in March 2012, the District Court in the Hague upheld the validity of the formulation patent protecting Seroquel XR.

In the UK, in March 2012, the UK High Court found the Seroquel XR formulation patent invalid.

A hearing regarding the validity of the Seroquel XR formulation patent has been held in Spain and a decision is pending.

Generic versions of Seroquel XR have been launched in Germany, Austria and Denmark. AstraZeneca has confidence in the patent protecting Seroquel XR and will continue to take appropriate legal action. While AstraZeneca continues to have confidence in the intellectual property protecting Seroquel XR, additional generic launches and adverse Court rulings are possible.

Product liability litigation

Crestor (rosuvastatin calcium)
AstraZeneca is defending five lawsuits involving a total of 115 plaintiffs claiming injury from treatment with Crestor. The lawsuits were filed in March 2012 in California state courts. The lawsuits allege multiple types of injuries including diabetes mellitus, various cardiac injuries, rhabdomyolsis, and various liver and kidney injuries. AstraZeneca intends to defend the claims vigorously. Six plaintiffs previously filed suit in San Francisco County in 2011 for similar injuries allegedly caused by Crestor, but these cases have been stayed or dismissed.

Commercial litigation

Synagis (palivizumab)
In September 2011, AstraZeneca’s biologics arm, MedImmune, filed an action against Abbott International, LLC (Abbott) in the Circuit Court for Montgomery County, Maryland, seeking a declaratory judgment in a contract dispute. Abbott’s motion to dismiss was granted. In September 2011, Abbott filed a parallel action against MedImmune in the Illinois State Court. Abbott’s motion to hold the disputed funds in escrow was rejected. In February 2012, the Court denied MedImmune’s motion to dismiss and is expected to set a trial date for 2013.

Co-payment subsidy litigation
In March 2012, the New England Carpenters Health and Welfare Fund, on behalf of a proposed class of payers that reimbursed consumers for Nexium and Crestor prescriptions as to which AstraZeneca subsidised the consumer's co-payment obligation, brought an action against AstraZeneca in the US District Court for the Eastern District of

Pennsylvania. The complaint seeks unspecified treble damages and costs (including attorneys’ fees), as well as an injunction prohibiting AstraZeneca from offering its co-payment subsidy programmes. Similar claims have been filed in other federal courts against seven other manufacturers with respect to their respective co-payment subsidy programmes.

Government investigations/proceedings

Nexium (esomeprazole magnesium)
The European Commission has closed its investigation into alleged practices regarding Nexium and alleged breaches of EU competition laws.

Seroquel (quetiapine fumarate)
In March 2012, AstraZeneca reached an agreement in principle to settle the claims of the Montana State Attorney General regarding allegedly false and/or misleading statements made by AstraZeneca in the marketing and promotion of Seroquel, and a provision has been taken.

Indian Central Bureau of Investigation
In India, in February 2012, a criminal First Information Request (FIR) was filed by the Indian Central Bureau of Investigation against AstraZeneca and public officials of the Central Procurement Agency of the Delhi Directorate of Health Services (DHS). The FIR alleges that AstraZeneca submitted a false affidavit in connection with a tender for meropenem with the DHS in which AstraZeneca stated that the prices quoted were not higher than the rates quoted to other governmental, semi-governmental, autonomous or public sector hospitals, institutions or organisations, while, the FIR alleges, AstraZeneca sold the same medicine at a lower rate to another hospital, resulting in a loss to the DHS. It is further alleged in the FIR that unspecified officers of the DHS and AstraZeneca collectively sought to cancel the DHS recovery proceedings to recover any overpayment through the issuance of a “Show Cause Notice”. AstraZeneca is evaluating the allegations

Matters disclosed in respect of the second quarter of 2012 and July 2012

Patent/regulatory litigation

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent proceedings outside the US
In Canada, in May 2012, AstraZeneca settled notice of compliance proceedings with Apotex Inc. allowing that company to enter the Canadian market on 23 September 2012, or earlier, in certain circumstances.

Losec (omeprazole)
Patent proceedings outside the US
In May 2012, in Canada, the Federal Court found AstraZeneca liable to Apotex Inc. for section 8 damages arising from notice of compliance proceedings that were finally dismissed in December 2003. The actual amount of damages owing, if any, will be determined at a future date by a court reference procedure.

Nexium (esomeprazole magnesium)
Patent proceedings in the US
In May 2012, AstraZeneca entered into an agreement with Torrent Pharmaceuticals Ltd. (Torrent) settling AstraZeneca’s patent infringement action against Torrent. As part of the settlement, Torrent was granted a licence to enter the US market with generic esomeprazole magnesium on 27 May 2014, subject to regulatory approval, or earlier, in certain circumstances.

As previously disclosed, in 2011, AstraZeneca commenced patent litigation in the US District Court for the District of New Jersey against Hanmi USA Inc. et al. (Hanmi) in response to Hanmi’s Paragraph IV notice letter that Hanmi had filed an NDA under section 505(b)(2) for FDA approval to market 20mg and 40mg esomeprazole strontium capsules. In 2011, Hanmi filed five summary judgment motions. In June 2012, the Court dismissed two of these five motions. The Court has not issued decisions regarding the remaining three motions. The Court has indicated that a trial may occur in April 2013.

Seroquel (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)
US regulatory proceedings
On 28 June 2012, the US District Court for the District of Columbia denied AstraZeneca’s and granted the FDA’s cross motions for summary judgment on the issue of exclusivity for Seroquel IR.  AstraZeneca is evaluating its options.

Patent proceedings in the US
In July 2012, AstraZeneca received a Paragraph IV notice letter from Amneal Pharmaceuticals, LLC. AstraZeneca is evaluating the notice.

Patent proceedings outside the US
AstraZeneca is engaged in numerous proceedings throughout the world regarding Seroquel XR related patents and/or regulatory exclusivity for Seroquel XR.

In July 2012, the District Court in Barcelona found the Seroquel XR formulation patent valid.

Generic versions of Seroquel XR have been launched in several countries. AstraZeneca has confidence in the patent protecting Seroquel XR and will continue to take appropriate legal action. While AstraZeneca continues to have confidence in the intellectual property protecting Seroquel XR, additional generic launches and adverse court rulings are possible.

Product liability litigation

Nexium (esomeprazole magnesium)
As previously disclosed, AstraZeneca has been named as a defendant in product liability lawsuits brought by plaintiffs alleging bone deterioration, loss of bone density and/or bone fractures caused by Nexium and/or Prilosec in the US.  Currently, there are 19 served cases involving approximately 1,400 plaintiffs, the majority of which were filed in the second quarter of 2012.

Seroquel (quetiapine fumarate)
In 2006, a statement of claim was filed in an Ontario court alleging, among other claims, that AstraZeneca was aware of certain health risks allegedly associated with Seroquel and that it failed to adequately warn patients of them. A motion seeking to certify the claim as a class action was heard in November 2011. In May 2012, the Ontario Superior Court of Justice dismissed the certification motion. The plaintiffs have appealed.

Iressa (gefitinib)
AstraZeneca and the Japanese Ministry of Health, Labour and Welfare (MHLW) had previously appealed the February 2011 decision of the Osaka District Court which ordered AstraZeneca to pay approximately $670,000, plus interest.  On 25 May 2012, the Osaka High Court reversed the Osaka District Court decision and ruled that neither AstraZeneca, nor the MHLW, had any liability for any of the claims.  On 5 June 2012, the plaintiffs appealed the Osaka High Court decision to the Japanese Supreme Court.

Commercial litigation

Average Manufacturer’s Price qui tam litigation (Streck)
On 3 July 2012, the Federal Court in Philadelphia entered an order granting in part and denying in part the Defendants’ motion to dismiss. As to AstraZeneca, the Court dismissed Plaintiffs’ claims, both state and federal, for all Average Manufacturer Price submissions made before 1 January 2007 but denied the motion to dismiss all claims regarding submissions made after 1 January 2007.

Average Wholesale Pricing litigation
In April 2012, AstraZeneca and AstraZeneca’s biologics arm, MedImmune, reached a settlement with the Attorney General of Louisiana to settle claims in the average wholesale pricing litigation brought by the State.  A provision has been taken.  The Louisiana court dismissed the case on 29 June 2012.

Shionogi Arbitration – Crestor Royalty Calculation
On 20 July 2012, Shionogi & Co. Ltd initiated arbitration proceedings to resolve issues relating to the treatment of certain excise taxes and other specific items in the calculation of royalties on Crestor sales.

Toprol-XL (metoprolol succinate)
As previously disclosed, AstraZeneca is defending anti-trust claims in the US regarding the listing and enforcement of patents protecting Toprol-XL. AstraZeneca has entered into an agreement in principle to settle the remaining claims alleged by end-payers. A provision has been taken.

Government investigations/proceedings

Nexium (esomeprazole magnesium)
In the Dutch Competition Authority (NMa) investigation into alleged abuse of a dominant position, the investigation team issued a report alleging foreclosure of generic versions of certain proton pump inhibitors other than esomeprazole. The file has now been passed to the Legal Department of the NMa. AstraZeneca completed its defence in April 2012 and awaits a decision by the Board of the NMa later in 2012.

Seroquel (quetiapine fumarate)
In July 2012, AstraZeneca received a civil investigative demand from the Office of the Attorney General for the State of Texas in connection with an investigation related to sales and marketing activities potentially involving Seroquel.

In June 2012, AstraZeneca executed an agreement to settle and dismiss the claims brought by the New Mexico State Attorney General regarding allegedly false and/or misleading statements made by AstraZeneca in the marketing and promotion of Seroquel and reached an agreement in principle to settle and dismiss similar claims brought by the Utah State Attorney General, pending documentation. Provisions have been taken in the second quarter.  In July 2012, AstraZeneca also reached an agreement in principle to settle and dismiss similar claims brought by the South Carolina State Attorney General, pending documentation. A provision will be taken in July.

Synagis (palivizumab)
As previously disclosed, on 30 June 2011, AstraZeneca’s biologics arm, MedImmune, received a demand from the US Attorney’s Office for the Southern District of New York requesting certain documents related to the sales and marketing activities of Synagis. On 1 July 2011, MedImmune received a similar court order to produce documents from the Office of the Attorney General for the State of New York Medicaid and Fraud Control Unit pursuant to what the government attorneys advised was a joint investigation. MedImmune has accepted receipt of these requests and is coordinating with the Government offices to provide the appropriate responses and cooperate with any related investigation. The precise scope of these investigations is unknown and AstraZeneca is not in a position, at this time, to predict the scope, duration or outcome of these matters, including whether they will result in any liability to AstraZeneca.

On 10 May 2012, AstraZeneca’s biologics arm, MedImmune, received a subpoena duces tecum from the Office of Attorney General for the State of Florida Medicaid and Fraud Control Unit requesting certain documents related to the sales and marketing activities of Synagis. MedImmune has accepted receipt of the request and is coordinating with the Florida Government to provide the appropriate responses and cooperate with any related investigation. AstraZeneca is unaware of the nature or focus of the investigation, however, based on the nature of the requests it appears to be similar to the inquiries from the State of New York and Department of Justice (which is mentioned above).

Serbia
As previously disclosed, after the Serbian court dismissed an indictment against AstraZeneca and other pharmaceutical companies which alleged that local employees of the defendants made improper payments to physicians, the Serbian prosecutor amended and re-served the indictment. In December 2011, AstraZeneca again requested dismissal from the Serbian court.  In May 2012, the Court denied AstraZeneca’s request to dismiss the amended indictment and joined the proceedings against AstraZeneca and the other named pharmaceutical companies with the pending proceedings against the allegedly involved individual defendants.  AstraZeneca has filed an appeal with the Serbian Constitutional Court.

7	FIRST HALF PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	1st Half 2012 $m	Actual Growth %	Constant Currency Growth %	1st Half 2012 $m	Actual Growth %	1st Half 2012 $m	Actual Growth %	Constant Currency Growth %	1st Half 2012 $m	Actual Growth %	Constant Currency Growth %	1st Half 2012 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,902	(16)	(15)	1,089	(10)	233	(49)	(46)	219	(8)	(8)	361	(2)	3
Losec/Prilosec	365	(23)	(22)	17	(19)	104	(18)	(13)	159	(25)	(27)	85	(25)	(26)
Other	94	25	27	68	45	18	(18)	(14)	4	-	-	4	100	100
Total Gastrointestinal	2,361	(16)	(15)	1,174	(8)	355	(41)	(38)	382	(16)	(17)	450	(7)	(4)
Cardiovascular:
Crestor	3,087	(3)	(2)	1,469	(1)	592	(3)	2	694	(9)	(10)	332	(1)	3
Atacand	586	(21)	(18)	76	(20)	289	(20)	(16)	76	(38)	(37)	145	(11)	(6)
Seloken/Toprol-XL	432	(9)	(7)	145	(24)	34	(17)	(12)	16	(16)	(16)	237	5	9
Tenormin	117	(13)	(11)	6	-	26	(13)	(7)	53	(12)	(13)	32	(16)	(13)
Plendil	133	2	-	3	(25)	10	(17)	(17)	7	17	17	113	5	2
ONGLYZATM	151	86	86	112	90	22	47	47	6	200	200	11	120	120
Brilinta/Brilique	27	n/m	n/m	3	n/m	18	n/m	n/m	-	-	-	6	n/m	n/m
Others	167	(17)	(13)	4	(20)	81	(18)	(13)	17	(19)	(19)	65	(14)	(12)
Total Cardiovascular	4,700	(5)	(3)	1,818	(1)	1,072	(9)	(4)	869	(13)	(13)	941	(1)	2
Respiratory:
Symbicort	1,518	(2)	1	466	16	660	(9)	(5)	180	(9)	(9)	212	(7)	(2)
Pulmicort	433	(11)	(9)	116	(30)	84	(18)	(15)	60	2	-	173	11	13
Rhinocort	87	(21)	(19)	31	(28)	16	(24)	(19)	6	(33)	(33)	34	(8)	(5)
Others	91	(17)	(15)	5	25	48	(14)	(11)	12	-	-	26	(32)	(29)
Total Respiratory	2,129	(6)	(3)	618	-	808	(11)	(6)	258	(7)	(8)	445	(3)	1
Oncology:
Zoladex	548	(5)	(3)	12	(45)	115	(13)	(10)	218	(7)	(8)	203	7	12
Arimidex	291	(30)	(29)	13	(55)	73	(55)	(52)	141	(4)	(5)	64	(17)	(14)
Iressa	297	14	15	-	(100)	70	19	25	102	9	6	125	18	17
Casodex	231	(15)	(15)	(2)	n/m	28	(38)	(33)	151	(12)	(15)	54	(2)	-
Faslodex	312	21	24	147	16	92	1	7	25	n/m	n/m	48	23	33
Others	64	14	14	12	140	7	-	-	29	(3)	(7)	16	14	21
Total Oncology	1,743	(5)	(4)	182	(1)	385	(22)	(18)	666	(2)	(4)	510	6	10
Neuroscience:
Seroquel IR	1,031	(52)	(52)	668	(59)	165	(41)	(39)	110	1	(2)	88	(29)	(26)
Seroquel XR	754	4	6	396	4	236	(1)	4	46	7	9	76	21	29
Local Anaesthetics	272	(11)	(8)	-	(100)	108	(14)	(10)	99	3	2	65	(12)	(8)
Zomig	102	(50)	(49)	7	(91)	63	(26)	(22)	26	(26)	(26)	6	(14)	(14)
Diprivan	145	(7)	(6)	-	(100)	18	(22)	(17)	39	(7)	(10)	88	11	14
Vimovo	33	230	240	15	88	9	n/m	n/m	6	n/m	n/m	3	n/m	n/m
Others	18	(5)	-	5	400	6	(40)	(40)	1	(50)	(50)	6	-	17
Total Neuroscience	2,355	(34)	(33)	1,091	(49)	605	(21)	(17)	327	(1)	(2)	332	(6)	(1)
Infection & Other:
Synagis	439	(4)	(4)	303	1	136	(12)	(12)	-	-	-	-	-	-
Merrem	200	(39)	(37)	10	(64)	37	(67)	(65)	14	(58)	(58)	139	(11)	(7)
FluMist	4	33	33	4	100	-	-	-	-	-	-	-	(100)	(100)
Others	35	(51)	(51)	16	(64)	3	(40)	(40)	6	(14)	(14)	10	(38)	(38)
Total Infection & Other	678	(21)	(20)	333	(11)	176	(35)	(35)	20	(50)	(50)	149	(14)	(10)
Aptium Oncology	43	(62)	(62)	43	(62)	-	-	-	-	-	-	-	-	-
Astra Tech	-	(100)	(100)	-	(100)	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Total	14,009	(16)	(15)	5,259	(20)	3,401	(23)	(20)	2,522	(10)	(11)	2,827	(3)	1

8	SECOND HALF PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	2nd Quarter 2012 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2012 $m	Actual Growth %	2nd Quarter 2012 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2012 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2012 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	949	(15)	(13)	554	(10)	112	(41)	(37)	98	(16)	(15)	185	(3)	3
Losec/Prilosec	195	(18)	(16)	9	13	60	(6)	3	87	(26)	(26)	39	(22)	(22)
Other	42	17	19	30	36	8	(27)	(18)	3	-	-	1	-	-
Total Gastrointestinal	1,186	(14)	(12)	593	(8)	180	(32)	(26)	188	(21)	(20)	225	(7)	(2)
Cardiovascular:
Crestor	1,587	(7)	(5)	787	(1)	295	(9)	(1)	331	(21)	(20)	174	-	6
Atacand	269	(30)	(25)	36	(27)	120	(36)	(30)	37	(39)	(36)	76	(13)	(7)
Seloken/Toprol-XL	208	(10)	(7)	72	(21)	18	(14)	(5)	8	(20)	(20)	110	-	5
Tenormin	60	(15)	(13)	3	-	13	(13)	-	28	(7)	(7)	16	(30)	(30)
Plendil	60	(3)	(5)	2	(33)	5	(17)	(17)	4	33	33	49	(2)	(4)
ONGLYZATM	79	72	72	58	76	11	22	22	4	300	300	6	100	100
Brilinta/Brilique	18	n/m	n/m	3	n/m	12	n/m	n/m	-	-	-	3	n/m	n/m
Others	83	(22)	(17)	2	-	40	(25)	(15)	9	(18)	(18)	32	(22)	(20)
Total Cardiovascular	2,364	(10)	(7)	963	(1)	514	(17)	(9)	421	(21)	(20)	466	(5)	-
Respiratory:
Symbicort	795	(1)	3	249	21	334	(12)	(5)	108	5	6	104	(10)	(3)
Pulmicort	206	(13)	(10)	60	(32)	39	(20)	(14)	31	3	3	76	10	14
Rhinocort	43	(22)	(18)	15	(21)	8	(33)	(25)	3	(40)	(40)	17	(11)	(5)
Others	43	(22)	(18)	2	-	24	(20)	(13)	8	33	33	9	(47)	(47)
Total Respiratory	1,087	(5)	(1)	326	3	405	(14)	(7)	150	4	5	206	(6)	(1)
Oncology:
Zoladex	275	(9)	(6)	6	(40)	57	(17)	(13)	113	(8)	(7)	99	(1)	4
Arimidex	147	(19)	(16)	6	(40)	36	(35)	(29)	73	(4)	(4)	32	(20)	(15)
Iressa	154	11	13	-	-	34	3	12	56	10	10	64	16	16
Casodex	118	(14)	(13)	(2)	n/m	14	(36)	(27)	78	(14)	(15)	28	-	4
Faslodex	161	19	24	75	15	47	(4)	4	15	n/m	n/m	24	20	35
Others	35	21	21	6	100	4	(20)	(20)	16	-	-	9	80	80
Total Oncology	890	(4)	(1)	91	7	192	(18)	(11)	351	(2)	(2)	256	3	8
Neuroscience:
Seroquel IR	277	(76)	(75)	126	(86)	52	(64)	(61)	54	(2)	(2)	45	(27)	(23)
Seroquel XR	370	(4)	(1)	197	(4)	112	(13)	(6)	23	-	4	38	27	40
Local Anaesthetics	140	(10)	(5)	-	(100)	53	(16)	(8)	52	2	4	35	(8)	(3)
Zomig	48	(53)	(50)	2	(95)	29	(34)	(30)	13	(28)	(28)	4	33	67
Diprivan	79	(8)	(6)	-	(100)	8	(27)	(18)	21	-	-	50	4	6
Vimovo	17	183	200	6	20	5	n/m	n/m	3	n/m	n/m	3	n/m	n/m
Others	12	33	44	5	400	3	(25)	(25)	1	-	-	3	-	33
Total Neuroscience	943	(50)	(48)	336	(71)	262	(34)	(29)	167	(2)	(1)	178	(2)	5
Infection & Other:
Synagis	55	15	15	1	(100)	54	26	26	-	-	-	-	-	-
Merrem	100	(37)	(33)	1	(92)	18	(65)	(62)	6	(68)	(68)	75	-	5
FluMist	2	n/m	n/m	2	n/m	-	-	-	-	-	-	-	-	-
Others	19	(41)	(41)	12	(19)	1	(50)	(150)	1	-	100	5	(69)	(62)
Total Infection & Other	176	(26)	(24)	16	(53)	73	(25)	(25)	7	(65)	(60)	80	(8)	(2)
Aptium Oncology	14	(77)	(77)	14	(77)	-	-	-	-	-	-	-	-	-
Astra Tech	-	(100)	(100)	-	(100)	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Total	6,660	(21)	(18)	2,339	(29)	1,626	(26)	(20)	1,284	(13)	(12)	1,411	(4)	1

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of third quarter and nine months 2012 results	25 October 2012
Announcement of fourth quarter and full year 2012 results	31 January 2013

DIVIDENDS

The record date for the first interim dividend payable on 10 September 2012 is 10 August 2012. Shares will trade ex-dividend from 8 August 2012.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: ONGLYZA™ and KOMBIGLYZE XR™, trademarks of Bristol-Myers Squibb Company; BYETTA®, BYDUREON® and SYMLIN®, trademarks of Amylin Pharmaceuticals, Inc.; TEFLARO®, a trademark of Forest Laboratories, Inc.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 888 697 8018 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CONTACT INFORMATION

Media Enquiries:	Esra Erkal-Paler (London) Sarah Lindgreen (London) Tony Jewell (Wilmington) Ann-Leena Mikiver (Södertälje)	+44 20 7604 8030 +44 20 7604 8033 +1 302 885 4594 +46 8 553 260 20/+46 707 428836

Analyst/Investor Enquiries:	James Ward-Lilley (London) Karl Hård (London) Nicklas Westerholm (London) Ed Seage/Jörgen Winroth (US)	+44 20 7604 8122 +44 20 7604 8123 +44 20 7604 8124 +1 302 886 4065/+1 212 579 0506

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

Item 22

Development Pipeline as at
30 June 2012

Line Extensions

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Cardiovascular
Axanum	proton pump inhibitor + low dose aspirin FDC	low dose aspirin associated peptic ulcer in high risk CV patients	III		Withdrawn	Launched	1H 2013*	Approved
Brilinta/ Brilique EUCLID	ADP receptor antagonist	outcomes study in patients with PAD	III	3Q 2012	2016	2016	2016	2016
Brilinta/ Brilique PEGASUS-TIMI 54	ADP receptor antagonist	outcomes study in patients with ACS	III	4Q 2010	2015	2015	2015	2015
Crestor#	statin	outcomes in subjects with elevated CRP	III		Launched	Launched		Launched
ForxigaTM (dapagliflozin)/ metformin FDC#	SGLT2 inhibitor + metformin FDC	diabetes	III	3Q 2007		3Q 2012
ForxigaTM (dapagliflozin)#	SGLT2 inhibitor	diabetes – add on to DPP-4	III	1Q 2010		3Q 2012
ForxigaTM (dapagliflozin)#	SGLT2 inhibitor	diabetes – add on to insulin and add-on to metformin long-term data	III	2Q 2008		3Q 2012
ForxigaTM (dapagliflozin)#	SGLT2 inhibitor	diabetes – in patients with high CV risk - Study 18 and 19 long-term data	III	1Q 2010		2H 2013
ForxigaTM (dapagliflozin)#	SGLT2 inhibitor	diabetes – triple therapy (dapa+met+ SU)	III	1Q 2011		2H 2013
Kombiglyze XRTM/ KomboglyzeTM FDC#**	DPP-4 inhibitor + metformin FDC	diabetes	III		Launched	Approved		Approved
OnglyzaTM SAVOR-TIMI 54#	DPP-4 inhibitor	outcomes study	III	2Q 2010	2016	2016		2016

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Gastrointestinal
Entocort	glucocorticoid steroid	Crohn’s disease / ulcerative colitis	III		Launched	Launched	2014	Launched
Nexium	proton pump inhibitor	peptic ulcer bleeding	III		Filed***	Launched		Launched
Infection
FluMist/Fluenz	live, attenuated, intranasal influenza virus vaccine	influenza	III		Launched	Approved		Launched
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation	III			Launched	2H 2013	Launched
EMLA#	local anaesthetic	topical anaesthesia	III			Launched	Launched	Launched
Oncology
Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	III		2016	2016	2016	2016
Iressa	EGFR tyrosine kinase inhibitor	treatment beyond progression	III	1Q 2012		2015	2015	2015
Respiratory & Inflammation
Oxis	long-acting β2 agonist	COPD	III			Launched	Approved
Symbicort	inhaled steroid/ long-acting β2 agonist	asthma / COPD	III	4Q 2011	2014
Symbicort	inhaled steroid/ long-acting β2 agonist	COPD	III		Launched	Launched	Filed	Launched
Symbicort	inhaled steroid/ long-acting β2 agonist	SMART	III			Launched	Launched	Launched

#Partnered product
* Nexium low-dose aspirin indications approved in 1H 2012
**Kombiglyze XRTM US; KomboglyzeTM FDC EU
***2nd CRL received in June 2011

NCEs
Phase III/Registration

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Cardiovascular

Brilinta/Brilique	ADP receptor antagonist	arterial thrombosis	III		Launched	Launched	1H 2013	Launched
ForxigaTM (dapagliflozin)#	SGLT2 inhibitor	diabetes	III	3Q 2007	Filed*	Filed**	1H 2013	Filed
Infection
CAZ AVI# (CAZ104)	beta lactamase inhibitor/ cephalosporin	serious infections	III	1Q 2012	N/A	2014	2014	2014
Q-LAIV Flu Vac***	live, attenuated, intranasal influenza virus vaccine (quadrivalent)	seasonal influenza	III		Approved	4Q 2012
Zinforo# (ceftaroline)	extended spectrum cephalosporin with affinity to penicillin- binding proteins	pneumonia / skin infections	III	1Q 2007	N/A	Filed**		Filed
Neuroscience
naloxegol (NKTR-118)#	oral peripherally-acting opioid antagonist	opioid-induced constipation	III	2Q 2011	2H 2013	2H 2013
Oncology
Caprelsa	VEGFR / EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer	III		Launched	Launched	2014	Filed
Ranmark# (denosumab)	anti-RANKL MAb	bone disorders stemming from bone metastasis	III		N/A	N/A	Launched	N/A
Respiratory & Inflammation
fostamatinib#	spleen tyrosine kinase (SYK) inhibitor	rheumatoid arthritis	III	3Q 2010	2H 2013	2H 2013		2H 2013
lesinurad	selective inhibitor of URAT1	chronic management of hyperuricaemia in patients with gout	III	4Q 2011	2014	2014	2016	2014

#Partnered product
*CRL received in January 2012
**Positive opinion received from CHMP in 1H 2012
***sBLA in US, MAA in EU

NCEs
Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Cardiovascular
AZD4017	11BHSD	glaucoma	II	1Q 2011
AZD2820#	melanocortin receptor type 4 (MC4r) partial agonist peptide	obesity	I	2Q 2011
Gastrointestinal
tralokinumab	anti-IL-13 MAb	ulcerative colitis	II	2Q 2012
Infection
AZD9773#	anti-TNF-alpha polyclonal antibody	severe sepsis	II	1Q 2008
CXL#	beta lactamase inhibitor/ cephalosporin	MRSA	II	4Q 2010
AZD5847	oxazolidinone antibacterial inhibitor	tuberculosis	I	4Q 2009
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I	2Q 2006
MEDI-557	anti-RSV MAb – extended half-life	RSV prevention in high-risk adults (COPD/CHF/ Other)	I	3Q 2007
MEDI-559	paediatric RSV vaccine	RSV prophylaxis	I	4Q 2008
Neuroscience
AZD3241	myeloper-oxidase (MPO) inhibitor	Parkinson’s disease	II	2Q 2012
AZD3480#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease	II	3Q 2007
AZD5213	histamine-3 receptor antagonist	Alzheimer’s disease / ADHD	II	2Q 2012
AZD6765	NMDA receptor antagonist	major depressive disorder	II	3Q 2007
AZD1446#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease	I	4Q 2008
MEDI-5117	anti-Il-6 MAb	OA Pain	I	2Q 2012

#Partnered product

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Oncology
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	II	4Q 2011
AZD8931	erbB kinase inhibitor	breast cancer chemo. combi./solid tumours	II	2Q 2010
fostamatinib#	spleen tyrosine kinase (SYK) inhibitor	haematological malignancies	II	1Q 2012
MEDI-551#	anti-CD19 MAb	haematological malignancies	II	1Q 2012
MEDI-573#	anti-IGF MAb	solid tumours	II	2Q 2012
MEDI-575#	anti-PDGFR-alpha MAb	NSCLC / glioblastoma	II	4Q 2010
olaparib	PARP inhibitor	gBRCA ovarian cancer	II	1Q 2012
selumetinib# (AZD6244) (ARRY-142886)	MEK inhibitor	solid tumours	II	4Q 2006
tremelimumab	anti-CTLA4 MAb	solid tumours	II	3Q 2004
AZD1208	PIM kinase inhibitor	haematological malignancies	I	1Q 2012
AZD1480	JAK1, 2 inhibitor	solid tumours	I	2Q 2009
AZD2014	TOR kinase inhibitor	solid tumours	I	1Q 2010
AZD3514	androgen receptor down-regulator	prostate cancer	I	3Q 2010
AZD5363#	AKT inhibitor	solid tumours	I	4Q 2010
AZD8330# (ARRY 424704)	MEK inhibitor	solid tumours	I	1Q 2007
MEDI-0639	anti-DLL-4 MAb	solid tumours	I	2Q 2012
MEDI-3617#	anti-ANG-2 MAb	solid tumours	I	4Q 2010
MEDI-565#	anti-CEA BiTE	solid tumours	I	1Q 2011
MEDI-6469#	murine anti-OX40 MAb	solid tumours	I	1Q 2006
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	haematological malignancies	I	2Q 2007
selumetinib (AZD6244) (ARRY-142886) /MK2206#	MEK/AKT inhibitor	solid tumours	I	4Q 2009
volitinib#	MET inhibitor	solid tumours	I	1Q 2012

#Partnered product

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Respiratory & Inflammation
AZD2115	MABA	COPD	II	2Q 2012
AZD5069	CXCR2	asthma	II	4Q 2010
AZD5423	inhaled SGRM	COPD	II	4Q 2010
AZD8683	muscarinic antagonist	COPD	II	4Q 2010
benralizumab#	anti-IL-5R MAb	asthma / COPD	II	4Q 2008
brodalumab#	anti-IL-17R MAb	psoriasis / psoriatic arthritis / asthma	II	4Q 2009
mavrilimumab#	anti-GM-CSFR MAb	rheumatoid arthritis	II	1Q 2010
MEDI-546#	anti-IFN-alphaR MAb	SLE	II	1Q 2012
MEDI-8968#	anti-IL-1R MAb	COPD	II	4Q 2011
sifalimumab#	anti-IFN-alpha MAb	SLE	II	3Q 2008
tralokinumab	anti-IL-13 MAb	asthma	II	1Q 2008
AZD8848	inhaled TLR7	asthma	I	2Q 2012
MEDI-2070#	anti-IL-23 MAb	Crohn’s disease	I	2Q 2010
MEDI-4212	anti-IgE MAb	asthma	I	1Q 2012
MEDI-551#	anti-CD19 MAb	scleroderma	I	2Q 2010
MEDI-570#	anti-ICOS MAb	SLE	I	2Q 2010
MEDI-5872#	anti-B7RP1 MAb	SLE	I	4Q 2008
MEDI-7183#	anti-A4b7 MAb	Crohn’s disease / ulcerative colitis	I	3Q 2010
MEDI-7814	anti-C5/C5a MAb	COPD	I	1Q 2012
MEDI-9929#	anti-TSLP MAb	asthma	I	4Q 2008
RDEA3170	selective inhibitor of URAT1	chronic management of hyperuricaemia in patients with gout	I	3Q 2011

#Partnered product

Development Pipeline - Discontinued Projects between 31 December 2011 and 30 June 2012

Cardiovascular
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD2927	Safety/Efficacy	atrial fibrillation

Neuroscience
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD2423	Safety/Efficacy	chronic neuropathic pain
NCE	AZD3839	Safety/Efficacy	Alzheimer’s disease
NCE	MEDI-578	Regulatory	OA pain
NCE	TC-5214	Safety/Efficacy	major depressive disorder (monotherapy)
NCE	TC-5214	Safety/Efficacy	major depressive disorder (adjunct)

Infection
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD5099	Safety/Efficacy	serious infections
NCE	MEDI-534	Safety/Efficacy	RSV/PIV prophylaxis

Respiratory & Inflammation
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD1981	Safety/Efficacy	asthma/COPD
NCE	AZD2423	Safety/Efficacy	COPD

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Submission dates shown for assets in Phase III and beyond.

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 457,144 ordinary shares of AstraZeneca PLC at a price of 2917 pence per share on 25 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,251,596,478.

A C N Kemp
Company Secretary
26 July 2012

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 461,397 ordinary shares of AstraZeneca PLC at a price of 2890 pence per share on 26 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,251,156,756.

A C N Kemp
Company Secretary
27 July 2012

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 454,876 ordinary shares of AstraZeneca PLC at a price of 2931 pence per share on 27 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,250,778,107.

A C N Kemp
Company Secretary
30 July 2012

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 25 June 2012 to 3 August 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 446,938 ordinary shares of AstraZeneca PLC at a price of 2981 pence per share on 30 July 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,250,510,497.

A C N Kemp
Company Secretary
31 July 2012